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                                                                    EXHIBIT 14.1

                            CODE OF BUSINESSS CONDUCT

Dear Colleagues:

Our goal at Kahiki Foods, Inc. is to produce quality food items at an attractive price. We want to deliver products that our customers can enjoy, while enhancing the long-term value of the Company for our employees and stockholders. We will accomplish this through the leadership, commitment, and courage of our people while maintaining the highest level of integrity and ethical behavior in the conduct of our business.

This Code of Business Conduct reflects our commitment to ethical business practices and compliance with legal requirements. It summarizes important principles to guide our actions in business. As a Kahiki Foods employee, you are responsible for fully understanding and complying with the letter and spirit of this Code of Business Conduct, as well as other Company policies and the laws and regulations that apply to your employment.

You ARE Kahiki Foods, and we earn the trust and respect of our customers through your actions. Integrity should be the foundation on which we build our business. Each of us must be committed to acting with integrity and honesty in everything we do. We expect management to promote these standards and live them, fostering a culture of ethical and lawful conduct. We rely on you to uphold this commitment. Doing so will ensure that Kahiki Foods will remain a great place to work.

Michael Tsao
Chief Executive Officer

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CODE OF BUSINESS CONDUCT

COMPLIANCE IS A SHARED RESPONSIBILITY

Our goal at Kahiki Foods is to be a good corporate citizen wherever we do business. This means complying with the law and acting ethically. Nothing should compromise our commitment to integrity. We want to be proud of our values and our reputation for high standards of business conduct.

Compliance is the shared responsibility of this Company, its directors, officers and employees. We count on each of you to uphold our commitment to ethical and legal business practices. You are responsible for learning the details of policies, practices and laws and regulations applicable to your work and for seeking guidance when you need it. This Code of Business Conduct will assist you in doing so. It summarizes some important policies and standards that apply to our business activities. Although it may not describe every applicable policy, law or regulation that you will need to know, it will serve as a guide to the most relevant areas.

Your responsibility is to understand and comply with this Code as well as the Company's other policies and standards of conduct and the laws and regulations that apply to your work.

This Code applies to Kahiki Foods and its subsidiaries and employees, officers and directors. In addition, Kahiki Foods expects those with whom we do business, such as consultants, agents, distributors and independent contractors, to also adhere to these principles.

Additional resources are available to help you meet your compliance obligations. Copies of some of the Company's other policies are available from the Chief Financial Officer. If you have questions about the applicability or interpretation of the Code or any Company policy, you should consult your supervisor or else senior management.

REPORTING CONCERNS AND VIOLATIONS

Our goal is to prevent the occurrence of illegal or unethical behavior, to halt any such behavior discovered as soon as reasonably possible, and to discipline those who engage in it, as well as those who fail to exercise appropriate supervision or oversight to detect and report such behavior by their subordinates.

You are responsible for raising concerns about risks to the Company, ideally before these risks become actual problems. If you know or reasonably believe there has been a violation of this Code or any kind of unlawful behavior, you must report that information to your supervisor or a more senior manager, or, if your manager will not or cannot help or is part of the problem, to the Chief Financial Officer or a member of senior management.

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Reports or questions may also be addressed directly to Kahiki Foods' Corporate
Compliance Committee. The Corporate Compliance Committee provides oversight of Kahiki Foods' compliance activities. The members of the Corporate Compliance Committee are:

Michael Tsao        Chairman                  322-3198

Julie Fratianne     Chief Financial Officer   322-3189

Reports of concerns or violations may also be made directly to the Board of Directors.

The Corporate Compliance Committee reports to the Audit Committee of the Board of Directors. Our Audit Committee is composed of three independent, outside directors. The members of the Audit Committee are:

      Allen Proctor       R.L. Richards        Bradford Sprague

The Audit Committee has established procedures for dealing with the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters. Any concerns by employees related to questionable accounting and auditing matters should be reported immediately by any of the means described in this section or to the Board.

Employees should not be concerned about reporting a problem. You will be treated with respect and dignity. All concerns reported in good faith will be taken seriously. Confidentiality is a priority and every effort will be made to protect the confidentiality of your identity. In some instances, however, it may be impossible to keep your identity confidential because of the demands of conducting a thorough investigation or because of legal concerns. If you are concerned about confidentiality, we encourage you to contact our Audit Committee Chairman, Allen Proctor, at (614) 208-5403 or proctorconsulting@columbus.rr.com.

Retaliation against an employee who seeks advice, raises a concern or reports misconduct is strictly prohibited. If an individual retaliates against an employee who has truthfully and in good faith reported a violation, the Company will take appropriate action even if it later turns out that the employee was mistaken in reporting the matter. Appropriate action will also be taken against any individual who has intentionally made a false report.

PENALTIES FOR VIOLATIONS

Employees who violate Kahiki Foods policies will be subject to disciplinary action, up to and including termination of employment. The following are examples of conduct that may result in discipline:

      -     Actions that violate a Kahiki Foods policy

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      -     Requesting or encouraging others to violate a Kahiki Foods policy

      - Failure to promptly raise a known or suspected violation of a Kahiki Foods policy

      - Failure to cooperate or provide truthful information in investigations of possible violations of a Kahiki Foods policy

      - Retaliation against another employee for reporting a compliance concern

      - Failure to demonstrate the leadership and diligence needed to ensure compliance with Kahiki Foods policies and applicable law

Violation of a Kahiki Foods policy can also mean breaking the law, which may subject you or the Company to criminal penalties (fines or jail sentences) or civil sanctions (damages awards or fines).

IMPORTANT POLICIES

RESPECT IN THE WORKPLACE

All employees want and deserve a workplace where they feel respected and appreciated. Discrimination or harassment of any kind, especially involving race, color, religion, gender, age, national origin, disability, pregnancy and veteran or marital status is unacceptable at Kahiki Foods.

Providing an environment that promotes honesty, fairness, respect, and trust in the treatment of every employee gives us the opportunity to achieve excellence in our work. While everyone who works for the Company must contribute to the creation and maintenance of such an environment, our senior management team assumes a special leadership responsibility for fostering an atmosphere that will bring out the best in all of us.

We are committed to treating all employees with honesty, fairness and respect. To fulfill that commitment, you must:

      -     Treat all employees fairly and equitably;

      -     Promote a positive and harassment-free work environment;

      -     Protect the health and safety of employees;

      -     Insure equal employment opportunities; and

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      -     Treat all employees fairly without regard to personal
            characteristics such as race, color, religion, gender, age, sexual orientation, national origin, disability, pregnancy and veteran or marital status.

You must not:

      -     Engage in any form of discrimination, harassment or retaliation; or

      - Create or tolerate an intimidating, hostile or offensive working environment.

As an employee you must comply with our non-discrimination and non-harassment policies. These are found in our Employee Manual.

We are also committed to providing a drug-free working environment. Substance abuse poses serious health and safety hazards in the workplace. Employees are prohibited from using, possessing, distributing or being under the influence of illegal drugs or abusing prescription drugs while working for Kahiki Foods or on Company premises or at a Company sponsored event. You should not work under the influence of any prescription or over-the-counter drug if the drug impairs your ability to work in a safe, effective and appropriate manner. The possession or consumption of alcohol on Company premises is not permitted except at authorized Company events at which the Company provides the alcohol. Being under the influence of excessive alcohol consumption is prohibited while working for the Company or on Company premises or at a Company sponsored event.

HEALTH AND SAFETY

Each of us is responsible for observing the safety and health rules and practices that apply to our work, and for compliance with health, and safety laws and regulations. While at work, you must:

      -     Observe posted warnings and regulations

      - Take precautions necessary to protect yourself and your co-workers, including wearing appropriate clothing and protective equipment

      - Immediately report to appropriate management any potentially unsafe condition or any environmental or safety concern

      -     Immediately report any accident or injury sustained on the job

      -     Follow proper practices related to waste disposal or other emissions

For additional information about your obligations in the health and safety area, consult your supervisor or the Plant Manager.

FINANCIAL BOOKS AND RECORDS

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Kahiki Foods requires honest, accurate and complete recording and reporting of financial information. All financial books, statements, records and accounts must accurately reflect transactions and events and conform to generally accepted accounting principles and applicable laws and regulations.

All employees, including but not limited to the CEO, the CFO, the Controller and all employees in the Finance department, must:

      - Provide information that is accurate, objective, complete and timely to ensure full, fair, accurate, timely and understandable disclosure in reports and documents filed with the SEC and other public communications

      -     Follow United States generally accepted accounting principles (US
            GAAP) and all applicable laws, regulations and standards for accounting and financial reporting and disclosure, including federal, state and local laws and the rules of private and public regulatory agencies such as the SEC

      - Maintain complete, accurate and timely records and accounts to reflect all business transactions, estimates and forecasts

      -     Provide timely and candid forecasts and assessments to management

      -     Maintain and comply with sound processes and controls

      - Act reasonably and in good faith with due care and diligence and without misrepresenting material facts

Examples of unethical financial or accounting practices include:

      - Making false entries that intentionally hide or disguise the true nature of any transaction

      - Improperly accelerating or deferring the recording of expenses or revenues to achieve financial results or goals

      - Establishing or maintaining improper, misleading, incomplete or fraudulent account documentation or financial reporting

      - Processing a sale or shipping product prior to receipt of a valid customer supplied purchase order

      -     Signing any documents believed to be inaccurate or untruthful.

You should not rationalize or even consider misrepresenting facts or falsifying records. It is your responsibility to report immediately any suspected financial or accounting fraud or any false entries in books or records or any failure of books, records or financial statements to comply with US GAAP, SEC requirements or any other applicable laws and regulations.

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CONFLICTS OF INTEREST

A conflict of interest exists if any outside work or business or interest in which you may be involved can affect your motivation or performance as an officer, director or employee. You must avoid any relationship, influence or activity that might impair, or even appear to impair, your ability to make objective and fair decisions in performing your job.

Here are some ways a conflict of interest could arise:

      - Ownership by you or a family member of a substantial interest in a company which is a competitor, vendor, supplier, or customer

      - Being employed by or acting as a consultant or providing services to a customer, vendor, supplier or competitor or having a family member who has such a relationship

      - Placement of business with a firm owned or controlled by an employee or family member

      - Acceptance by you or a family member of gifts of greater than token or nominal value or acceptance of payments, personal discounts or services from those seeking to do business with the company

      - Using knowledge, resources, or information belonging to the Company for personal gain

      - A romantic or other personal relationship that may create a conflict of interest with your responsibilities or compromise Company integrity

Employees should disclose outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict. When in doubt, share the facts of the situation with your supervisor or a member of senior management to get clarification or approval.

GIFTS, BRIBES, AND IMPROPER PAYMENTS

Kahiki Foods forbids payments of any kind to any person either to obtain an improper advantage in selling goods and services or to advance our interests with governmental authorities. Among the prohibited activities are:

      - Payments, gifts or services intended to influence or even appearing to influence a government official's actions

      - Furnishing something of value to an intermediary (e.g. an employee of a customer) with the intent of having the intermediary do something that would violate this policy

Reasonable expenditures for gifts and entertainment for non-governmental business contacts may be made if such expenditures are related to a business relationship, have

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been appropriately authorized, are correctly recorded on the books of the
Company and do not conflict with laws and our specific policies related to interactions with healthcare professionals, as discussed below. Entertainment or gifts, however, should not be of substantial monetary value or exceed the value customarily provided in the industry.

The food industry is subject to specific laws, regulations and practices designed to insure the public's safety. If you have questions or concerns regarding communications with regulatory agencies, please contact your supervisor or a member of the senior management team.

POLITICAL CONTRIBUTIONS

In the United States, corporations are prohibited by law from donating corporate funds, goods, or services to candidates for public office. Employees may contribute to candidates or otherwise take part in the political process on an individual basis, and the Company encourages employees to do so. Any such contribution must be voluntary.

INSIDER TRADING

In the course of your activities for the Company, you may become aware of "material" information about Kahiki Foods or one of our collaborators, customers, vendors or suppliers that may not be available to the public. Information is considered "material" if an investor might use the information as a basis for deciding whether to buy or sell the company's securities. U.S. federal securities laws generally prohibit a person from trading in a company's securities while in the possession of material, non-public information about the company if that information was gained through certain types of relationships such as an employment relationship. These laws also prohibit passing the information along to a third party who then trades in the securities. To avoid violations of securities laws and even the appearance of impropriety, you are prohibited from:

      - Buying or selling Kahiki Foods stock while in the possession of material, non-public information about the company. This prohibition applies to exercise/sale transactions under the Company's stock option program and sales of shares acquired under the Company's Incentive Stock Option Plan (ISOP). The prohibition does not apply to purchases of stock under the ISOP.

      - Buying or selling stock of a company with whom Kahiki Foods does business if you have material, non-public information about that company

      - Providing material, non-public information about the Company to a third party except where authorized by your supervisor and under a confidentiality agreement

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      -     Suggesting to a third party that they buy or sell Kahiki Foods stock or the securities of other company if you have material, non-public information about Kahiki Foods or the other company.

      - Engaging in short term or speculative transactions in Kahiki Foods stock such as short sales, publicly traded options (e.g. puts, calls), hedging transactions, margin accounts and pledges.

Additional questions regarding the Insider Trading restrictions should be directed to the Chief Financial Officer, the Chief Executive Office or members of the Board.

REGULATORY COMPLIANCE

We are committed to maintaining an excellent record and reputation for quality and for compliance with regulatory requirements. Through continuous attention to regulatory compliance and a consistent record of good performance, we build credibility and gain the confidence of regulatory agencies, customers, and the public.

As an employee of Kahiki Foods, you must operate in full compliance with all regulations governing research, development, manufacturing, and sale of our products. This includes applicable food handling and safety laws, and all standard operating procedures established by the Company. The quality and integrity of our processes and products, as well as record keeping, is critical for our success.

PRODUCT INFORMATION AND MARKETING

We are committed to providing information to customers that is accurate, and presented honestly and fairly. In your marketing efforts, you must not:

      - Use false or misleading information or make any other form of misrepresentation

      - Use materials or messages that have not been approved under relevant Company procedures.

Our labeling, advertising, promotion and sales activities must meet these standards.

We are also committed to abiding by the laws and regulations that apply to advertising and promotion of our products. All employees engaged in marketing and sales activities must understand the basic rules and policies that Kahiki Foods follows. If you have any questions about the laws that apply to your activities, you should consult with your supervisor or a member of the senior management team.

BUSINESS INTELLIGENCE

You must never use or ask any third party to use, unlawful or unethical means such as misrepresentation, deception, theft, spying or bribery to gather competitive intelligence. You are free to gather intelligence about companies from public sources such as their web site and published articles and through other lawful means.

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INTELLECTUAL PROPERTY

Protection of the Company's intellectual property -- including its technical knowledge, know-how and experience, trade secrets, patents, trademarks, and copyrights -- is essential to maintaining our competitive advantage.

Much of the information developed in research, development, manufacturing, marketing, sales and other activities is original or sensitive in nature and important for our success. Such information must be safeguarded. This confidential or proprietary information includes any information maintained in secrecy that gives us an opportunity to obtain an advantage over competitors who do not know about it or use it. Examples of confidential or proprietary information include recipes, marketing plans, sales data, vendor contacts, technical data, manufacturing techniques, information regarding potential business development opportunities, and pricing information and strategies. All confidential or proprietary information must be protected by employees and not disclosed to outsiders. Its loss through inadvertent or improper disclosure could be harmful to the Company. Never provide confidential information to outsiders without having a written form of confidentiality agreement signed in a form approved by the Chief Executive Officer. Do not discuss confidential information in public places where others may overhear. Be careful when using the fax machine, e-mail and other forms of electronic communication to make sure information is not inadvertently sent to the wrong party.

Employees and agents of the Company may be required to sign agreements reminding them of their obligation not to disclose the Company's confidential or proprietary information while employed and after they leave the Company. The loyalty, integrity and sound judgment of employees both on and off the job are essential for protection of our information.

In addition to protecting Kahiki Foods' intellectual property rights, you must respect the intellectual property rights of others. Unauthorized use of the intellectual property rights of others may expose the Company to civil lawsuits and damages. Theft or misappropriation of intellectual property may result in significant fines and criminal penalties for the Company and you.

COMPANY COMPUTERS AND COMMUNICATION SYSTEMS

There are a number of precautions we must take to maintain the integrity and security of our technology and information. In using Company computers and electronic and voice communication systems, you are required to comply with Company policies and procedures. Although you may use Company computers and communication systems for incidental personal use, you are not guaranteed personal privacy of such equipment or systems or the information sent, stored or received using them. The Company also

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imposes limitations on the types of uses that a person may make of the Company's resources. For example, you may not use Kahiki Foods computers or communication systems for communications that contain abusive or objectionable language or messages that are defamatory. More information on the policies that apply to your use of Company computers and communication resources are contained in the Kahiki Foods Employee Manual.

ANTITRUST AND COMPETITION LAWS

Our policy is to compete fairly and legitimately and to comply with antitrust laws (sometimes called competition laws). These laws are complex. At a minimum, these laws prohibit agreements between the Company and our competitors that affect prices, terms or conditions of sale or fair competition. These laws prohibit agreements or understandings (written or unwritten):

      - between the company and any of its competitors regarding prices, terms, or conditions of sale

      -     restraining full and fair competition

To avoid violations of the law or even the appearance of impropriety, you should not engage in discussions with competitors that relate to prices, terms and conditions of sales, costs, profits, product capacity, volume, market share, sales territories or allocation of customers.

Antitrust laws apply to many aspects of business behavior. Those employees with responsibilities in business areas that may be impacted by antitrust and competition laws, particularly those engaged in marketing and sales activities, must be fully aware of the laws and their implications. These laws are vigorously enforced. Violations may result in severe penalties, including criminal sanctions against individual employees. You should seek advice from the senior management team or the Company's legal counsel if you are unsure as to whether certain activities may be problematic.

BUSINESS RECORDS

The Company has records management policies and procedures to ensure records are maintained, stored, and when appropriate, destroyed in accordance with the Company's needs and in compliance with applicable laws and regulations. You are expected to be familiar with the specific requirements of your business and location as well as applicable Company procedures.

Subject to local requirements, you may keep active files in a way that suits your daily business needs. Inactive or historical documents must be treated as set forth in the Company's Records Management Policy. Regular document destruction must stop

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immediately if you are aware of a legal threat or action for which such documents would be relevant or if requested by our legal counsel to do so.

Company records include paper documents, handwritten notes, voicemail, e-mail, audio or video media, computer files on disk, servers or tape and any other medium that contains information about the Company or its business activities.

INTERNATIONAL ISSUES

Employees involved in international business must be aware that many additional laws and regulations apply to your activities. The United States and other countries where Kahiki Foods does business have laws that restrict or prohibit doing business with certain countries and parties. The U.S. also has laws that regulate how companies must respond to boycotts enforced by one set of countries against another.

Employees responsible for international business must be aware of these laws and how they apply. Anyone not familiar with applicable laws should consult with the senior management team or legal counsel prior to negotiating any international transaction.